Exhibit 99.5
1

VOORGESTELDE STATUTEN

STATUTEN

DEFINITIES EN INTERPRETATIE

Artikel 1
1.1
In deze statuten gelden de volgende definities:

Algemene Vergadering	De algemene vergadering van de Vennootschap.
Artikel	Een artikel van deze statuten.
Bestuur	Het bestuur van de Vennootschap.
Bestuurder	Een lid van het Bestuur.
Bestuursreglement	Het reglement van het Bestuur, zoals vastgesteld door het Bestuur.
BW	Het Burgerlijk Wetboek.
CEO	De chief executive officer van de Vennootschap.
Dochtermaatschappij	Een dochtermaatschappij van de Vennootschap zoals bedoeld in artikel 2:24a BW.
Gevrijwaarde Functionaris	Een huidige of voormalige Bestuurder of een zodanige andere huidige of voormalige functionaris of werknemer van de Vennootschap of haar Groepsmaatschappijen als aangewezen door het Bestuur.
Groepsmaatschappij	Een rechtspersoon of vennootschap die organisatorisch verbonden is met de Vennootschap in een economische eenheid zoals bedoeld in artikel 2:24b BW.
Niet Uitvoerende Bestuurder	Een niet uitvoerende Bestuurder.
Registratiedatum	De dag van registratie voor een Algemene Vergadering zoals bij wet bepaald.
Uitvoerende Bestuurder	Een uitvoerende Bestuurder.
Vennootschap	De vennootschap waarop deze statuten betrekking hebben.
Vergadergerechtigde	Een aandeelhouder, een vruchtgebruiker of pandhouder met stemrecht of een houder van met medewerking van de Vennootschap uitgegeven certificaten van aandelen.
Vergaderrecht

Met betrekking tot de Vennootschap, de rechten die de wet toekent aan houders van met medewerking van een vennootschap uitgegeven certificaten van aandelen, waaronder begrepen het recht om een Algemene Vergadering bij te wonen en daarin het woord te voeren.

Volstrekte Meerderheid	Meer dan de helft van de uitgebrachte stemmen.
Voorzitter	De voorzitter van het Bestuur.
1.2
Tenzij de context anders vereist, zijn verwijzingen naar "aandelen", "gewone aandelen" of "aandeelhouders", zonder nadere aanduiding, naar gewone aandelen in het kapitaal van de

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Vennootschap, respectievelijk de houders daarvan.
1.3
Verwijzingen naar wettelijke bepalingen zijn naar die bepalingen zoals ze van tijd tot tijd zullen gelden.
1.4
Begrippen die in het enkelvoud zijn gedefinieerd hebben een overeenkomstige betekenis in het meervoud.
1.5
Woorden die een geslacht aanduiden omvatten ieder ander geslacht.
1.6
Tenzij de wet anders vereist, omvat het begrip "schriftelijk" het gebruik van elektronische communicatiemiddelen.

NAAM EN ZETEL

Artikel 2
2.1
De Vennootschap is genaamd Pharvaris N.V.
2.2
De Vennootschap heeft haar statutaire zetel te Leiden.

DOELSOMSCHRIJVING

Artikel 3

De Vennootschap heeft ten doel:

a.
het uitvinden, ontwikkelen en commercialiseren van behandelingen, waaronder voor erfelijk angio-oedeem;
b.
het op enigerlei wijze ondernemen van handelsactiviteiten (detailhandel en groothandel), daaronder begrepen het invoeren, uitvoeren, kopen, verkopen en distribueren van producten, daaronder begrepen, maar niet beperkt tot farmaceutische producten, en andere (grondstof) gerelateerde producten en het verlenen van operationele en ondersteunende diensten aan haar Groepsmaatschappijen in dit verband;
c.
het oprichten van, het deelnemen in, het financieren van, het zich op andere wijze interesseren bij en het voeren van bestuur van of toezicht over andere rechtspersonen, vennootschappen en ondernemingen;
d.
het verkrijgen, het beheren, het beleggen, het exploiteren, het bezwaren en het vervreemden van vermogensbestanddelen;
e.
het geven van garanties, het stellen van zekerheden, het zich op andere wijze sterk maken en het zich hoofdelijk of anderszins verbinden voor verplichtingen van Groepsmaatschappijen of derden; en
f.
het verrichten van al hetgeen met voornoemde doelen in de ruimste zin verband houdt of daartoe bevorderlijk kan zijn.

AANDELEN - MAATSCHAPPELIJK KAPITAAL EN CERTIFICATEN

Artikel 4
4.1
Het maatschappelijk kapitaal van de Vennootschap bedraagt veertien miljoen éénhonderdduizend euro (EUR 14.100.000).
4.2
Het maatschappelijk kapitaal is verdeeld in éénhonderd zeventien miljoen vijfhonderdduizend (117.500.000) gewone aandelen, elk met een nominaal bedrag van twaalf eurocent (EUR 0,12).
4.3
Het Bestuur kan besluiten om een of meer aandelen te splitsen in een zodanig aantal onderaandelen als bepaald door het Bestuur. Tenzij anders aangegeven, vinden de

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bepalingen van deze statuten over aandelen en aandeelhouders overeenkomstige toepassing op onderaandelen respectievelijk de houders daarvan.
4.4
De Vennootschap mag haar medewerking verlenen aan een uitgifte van certificaten van aandelen in haar kapitaal.

AANDELEN - VORM EN AANDEELHOUDERSREGISTER

Artikel 5
5.1
Alle aandelen luiden op naam. De Vennootschap mag aandeelbewijzen afgeven voor aandelen op naam in een door het Bestuur goedgekeurde vorm. Iedere Bestuurder is bevoegd om een dergelijk aandeelbewijs namens de Vennootschap te ondertekenen.
5.2
Aandelen zijn doorlopend genummerd van 1 af.
5.3
Het Bestuur houdt een register waarin de namen en adressen van alle aandeelhouders en alle houders van een recht van vruchtgebruik of pandrecht op aandelen zijn opgenomen. Het register vermeldt ook de andere gegevens die in het register moeten worden opgenomen op grond van het toepasselijke recht. Een gedeelte van het register mag buiten Nederland gehouden worden ter voldoening aan de aldaar geldende wetgeving of ingevolge beursvoorschriften.
5.4
Aandeelhouders, vruchtgebruikers en pandhouders verschaffen het Bestuur tijdig de nodige gegevens. De gevolgen van het niet of onjuist verschaffen van die gegevens zijn voor risico van de betreffende partij.
5.5
Alle kennisgevingen mogen aan aandeelhouders, vruchtgebruikers en pandhouders worden verzonden aan hun respectieve adressen zoals opgenomen in het register.

AANDELEN - UITGIFTE

Artikel 6
6.1
De Vennootschap kan slechts aandelen uitgeven ingevolge een besluit van de Algemene Vergadering of van een ander vennootschapsorgaan dat daartoe bij besluit van de Algemene Vergadering voor een bepaalde duur van ten hoogste vijf jaren is aangewezen. Bij de aanwijzing moet zijn bepaald hoeveel aandelen mogen worden uitgegeven. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken. Zolang en voor zover een ander vennootschapsorgaan bevoegd is te besluiten om aandelen uit te geven, is de Algemene Vergadering daartoe niet bevoegd.
6.2
Artikel 6.1 is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.
6.3
De Vennootschap mag geen eigen aandelen nemen.

AANDELEN - VOORKEURSRECHT

Artikel 7
7.1
Iedere aandeelhouder heeft bij uitgifte van gewone aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke bedrag van zijn gewone aandelen.
7.2
In afwijking van Artikel 7.1, hebben aandeelhouders geen voorkeursrecht op:
a.
aandelen die worden uitgegeven tegen inbreng anders dan in geld; of

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b.
aandelen die worden uitgegeven aan werknemers van de Vennootschap of van een Groepsmaatschappij.
7.3
De Vennootschap kondigt de uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend, aan in de Staatscourant en in een landelijk verspreid dagblad, tenzij de aankondiging aan alle aandeelhouders schriftelijk geschiedt aan het door hen opgegeven adres.
7.4
Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken na de dag van aankondiging in de Staatscourant of na de verzending van de aankondiging aan de aandeelhouders.
7.5
Het voorkeursrecht kan worden beperkt of uitgesloten bij besluit van de Algemene Vergadering of van het aangewezen vennootschapsorgaan zoals bedoeld in Artikel 6.1, indien dit vennootschapsorgaan daartoe bij besluit van de Algemene Vergadering voor een bepaalde duur van ten hoogste vijf jaren is aangewezen. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken. Zolang en voor zover een ander vennootschapsorgaan bevoegd is te besluiten om het voorkeursrecht te beperken of uit te sluiten, is de Algemene Vergadering daartoe niet bevoegd.
7.6
Voor een besluit van de Algemene Vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing zoals bedoeld in Artikel 7.5 is een meerderheid van ten minste twee derden der uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.
7.7
De voorgaande bepalingen van dit Artikel 7 zijn van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar zijn niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

AANDELEN - STORTING

Artikel 8
8.1
Onverminderd het bepaalde in artikel 2:80 lid 2 BW, moet bij het nemen van het aandeel daarop het nominale bedrag worden gestort alsmede, indien het aandeel voor een hoger bedrag wordt genomen, het verschil tussen die bedragen.
8.2
Storting op een aandeel moet in geld geschieden voor zover niet een andere inbreng is overeengekomen.
8.3
Storting in een valuta anders dan in euro kan slechts geschieden met toestemming van de Vennootschap. Met een dergelijke storting wordt aan de stortingsplicht voldaan voor het bedrag waartegen het gestorte bedrag vrijelijk in euro kan worden gewisseld. Onverminderd de laatste zin van artikel 2:80a lid 3 BW, is de wisselkoers op de dag van de storting bepalend.

AANDELEN - STEUNVERBOD

Artikel 9
9.1
De Vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie

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geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Dit verbod geldt ook voor Dochtermaatschappijen.
9.2
De Vennootschap en haar Dochtermaatschappijen mogen niet, met het oog op het nemen of verkrijgen door anderen van aandelen in het kapitaal van de Vennootschap of van certificaten daarvan, leningen verstrekken, tenzij het Bestuur daartoe besluit en met inachtneming van artikel 2:98c BW.
9.3
De voorgaande bepalingen van dit Artikel 9 gelden niet, indien aandelen of certificaten van aandelen worden genomen of verkregen door of voor werknemers in dienst van de Vennootschap of van een Groepsmaatschappij.

AANDELEN - VERKRIJGING VAN EIGEN AANDELEN

Artikel 10
10.1
Verkrijging door de Vennootschap van niet volgestorte aandelen in haar kapitaal is nietig.
10.2
Volgestorte eigen aandelen mag de Vennootschap slechts verkrijgen om niet of indien en voor zover de Algemene Vergadering het Bestuur daartoe heeft gemachtigd en overigens is voldaan aan de betreffende wettelijke vereisten van artikel 2:98 BW.
10.3
Een machtiging zoals bedoeld in Artikel 10.2 geldt voor ten hoogste achttien maanden. De Algemene Vergadering bepaalt in de machtiging hoeveel aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen. De machtiging is niet vereist, voor de verkrijging door de Vennootschap van eigen gewone aandelen om, krachtens een voor hen geldende regeling, over te dragen aan werknemers in dienst van de Vennootschap of van een Groepsmaatschappij, mits die gewone aandelen zijn opgenomen in de prijscourant van een beurs.
10.4
Onverminderd het bepaalde in de Artikelen 10.1 tot en met 10.3, mag de Vennootschap eigen aandelen verkrijgen tegen betaling in geld of in natura. Ingeval van betaling in natura, dient de waarde daarvan, zoals bepaald door het Bestuur, binnen de door de Algemene Vergadering bepaalde grenzen te liggen zoals bedoeld in Artikel 10.3.
10.5
De voorgaande bepalingen van dit Artikel 10 gelden niet voor aandelen die de Vennootschap onder algemene titel verkrijgt.
10.6
Onder het begrip aandelen in dit Artikel 10 zijn certificaten daarvan begrepen.

AANDELEN - KAPITAALVERMINDERING

Artikel 11
11.1
De Algemene Vergadering kan besluiten tot vermindering van het geplaatste kapitaal van de Vennootschap door intrekking van aandelen of door het bedrag van aandelen bij statutenwijziging te verminderen. In dit besluit moeten de aandelen waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld.
11.2
Een besluit tot intrekking van aandelen kan slechts betreffen aandelen die de Vennootschap zelf houdt of waarvan zij de certificaten houdt.
11.3
Voor een besluit van de Algemene Vergadering tot kapitaalvermindering is een meerderheid van ten minste twee derden der uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.

AANDELEN - VEREISTEN VOOR UITGIFTE EN LEVERING

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Artikel 12
12.1
Tenzij Nederlands recht anders bepaalt of toelaat, is voor de uitgifte of levering van een aandeel vereist een daartoe bestemde akte alsmede, in geval van een levering en behoudens in het geval dat de Vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de Vennootschap van de levering.
12.2
De erkenning geschiedt in de akte, of anderszins zoals wettelijk bepaald.
12.3
Zolang een of meer gewone aandelen zijn toegelaten tot de handel op de New York Stock Exchange, de NASDAQ Stock Market of een andere gereglementeerde effectenbeurs die in de Verenigde Staten van Amerika wordt geëxploiteerd, wordt het goederenrechtelijke regime van de gewone aandelen die zijn opgenomen in het register dat door de betreffende transfer agent wordt bijgehouden, beheerst door het recht van de Staat New York, Verenigde Staten van Amerika, onverminderd de toepasselijke bepalingen van afdelingen 4 en 5 van titel 10 van Boek 10 BW.

AANDELEN - VRUCHTGEBRUIK EN PANDRECHT

Artikel 13
13.1
Op aandelen kan een vruchtgebruik of pandrecht worden gevestigd.
13.2
De betreffende aandeelhouder heeft het stemrecht op de aandelen waarop een vruchtgebruik of pandrecht is gevestigd.
13.3
In afwijking van Artikel 13.2 komt het stemrecht toe aan de vruchtgebruiker of pandhouder van gewone aandelen, indien zulks bij de vestiging van het vruchtgebruik of pandrecht is bepaald.
13.4
De vruchtgebruiker en pandhouder die geen stemrecht heeft, heeft geen Vergaderrecht.

BESTUUR - SAMENSTELLING

Artikel 14
14.1
De Vennootschap heeft een Bestuur dat bestaat uit:
a.
een of meer Uitvoerende Bestuurders die voornamelijk belast is/zijn met de dagelijkse gang van zaken van de Vennootschap; en
b.
een of meer Niet Uitvoerende Bestuurders die voornamelijk belast is/zijn met het houden van toezicht op de taakuitoefening door de Bestuurders.

Het Bestuur bestaat uit natuurlijke personen.

14.2
Het Bestuur bepaalt het aantal Uitvoerende Bestuurders en het aantal Niet Uitvoerende Bestuurders.
14.3
Het Bestuur benoemt een Uitvoerende Bestuurder als de CEO. Het Bestuur kan de CEO ontslaan, met dien verstande dat de aldus ontslagen CEO vervolgens zijn termijn als Uitvoerende Bestuurder voortzet zonder de titel van CEO te hebben.
14.4
Het Bestuur benoemt een Niet Uitvoerende Bestuurder als de Voorzitter. Het Bestuur kan de Voorzitter ontslaan, met dien verstande dat de aldus ontslagen Voorzitter vervolgens zijn termijn als Niet Uitvoerende Bestuurder voortzet zonder de titel van Voorzitter te hebben.
14.5
Ingeval van ontstentenis of belet van een Bestuurder, kan hij tijdelijk worden vervangen door een daartoe door het Bestuur aangewezen persoon en, tot dat moment, is/zijn de overige Bestuurder(s) belast met het bestuur van de Vennootschap. Ingeval van ontstentenis

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of belet van alle Bestuurders, komt het bestuur van de Vennootschap toe aan de persoon die meest recentelijk ophield in functie te zijn als de Voorzitter. Indien die voormalige Voorzitter niet bereid of in staat is om die functie te accepteren, komt het bestuur van de Vennootschap toe aan de persoon die meest recentelijk ophield in functie te zijn als de CEO. Als die voormalige CEO evenmin bereid of in staat is om die functie te accepteren, komt het bestuur van de Vennootschap toe aan een of meer daartoe door de Algemene Vergadering aangewezen personen. Degene(n) die aldus met het bestuur van de Vennootschap is/zijn belast, kan/kunnen een of meer andere personen aanwijzen als zijnde belast met het bestuur van de Vennootschap in plaats van, of tezamen met, die perso(o)n(en).
14.6
Een Bestuurder wordt geacht belet te zijn zoals bedoeld in Artikel 14.5:
a.
gedurende het bestaan van een vacature in het Bestuur, waaronder begrepen als gevolg van:
i.
zijn overlijden;
ii.
zijn ontslag door de Algemene Vergadering, anders dan op voorstel van het Bestuur;
iii.
zijn vrijwillig ontslag voordat zijn benoemingstermijn is verstreken; of
iv.
het niet worden herbenoemd door de Algemene Vergadering, ondanks een daartoe strekkende (bindende) voordracht van het Bestuur,

met dien verstande dat het Bestuur te allen tijde kan besluiten tot verlaging van het aantal Bestuurders opdat er niet langer een vacature bestaat;

b.
gedurende zijn schorsing;
c.
gedurende een periode waarin de Vennootschap niet in staat is geweest om met hem in contact te komen (waaronder begrepen als gevolg van ziekte), mits die periode langer duurt dan vijf opeenvolgende dagen (of een andere door het Bestuur op basis van de omstandigheden van het geval te bepalen periode); of
d.
in verband met en gedurende de beraadslaging en besluitvorming van het Bestuur over onderwerpen waarvan hij verklaard heeft, of waarvan het Bestuur vastgesteld heeft, dat hij een tegenstrijdig belang heeft zoals bedoeld in Artikel 17.7.

BESTUUR - BENOEMING, SCHORSING EN ONTSLAG

Artikel 15
15.1
De Algemene Vergadering benoemt de Bestuurders en kan een Bestuurder te allen tijde schorsen of ontslaan. Voorts is het Bestuur bevoegd iedere Uitvoerende Bestuurder te allen tijde te schorsen.
15.2
De benoeming van een Bestuurder door de Algemene Vergadering geschiedt uitsluitend op voordracht van het Bestuur. De Algemene Vergadering kan echter aan zodanige voordracht steeds het bindend karakter ontnemen bij een besluit genomen met twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. Indien het bindend karakter aan een voordracht wordt ontnomen doet het Bestuur een nieuwe voordracht. Indien de voordracht één kandidaat voor een te vervullen plaats bevat, heeft een besluit over de voordracht tot gevolg dat de kandidaat is benoemd, tenzij het

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bindend karakter aan de voordracht wordt ontnomen. Een nieuwe vergadering zoals bedoeld in artikel 2:120 lid 3 BW kan niet worden bijeengeroepen.
15.3
In een Algemene Vergadering kan een besluit tot benoeming van een Bestuurder slechts worden genomen met betrekking tot kandidaten van wie de namen daartoe zijn opgenomen in de agenda voor die Algemene Vergadering of in de toelichting daarop.
15.4
Bij de benoeming van een Bestuurder, bepaalt de Algemene Vergadering of hij wordt benoemd tot Uitvoerende Bestuurder onderscheidenlijk Niet Uitvoerende Bestuurder.
15.5
Een besluit van de Algemene Vergadering tot schorsing of ontslag van een Bestuurder vereist een meerderheid van ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen, tenzij het besluit wordt genomen op voorstel van het Bestuur. Een nieuwe vergadering zoals bedoeld in artikel 2:120 lid 3 BW kan niet worden bijeengeroepen.
15.6
Indien een Bestuurder wordt geschorst en de Algemene Vergadering niet binnen drie maanden na de datum van die schorsing besluit om hem te ontslaan, eindigt de schorsing.

BESTUUR - TAKEN EN ORGANISATIE

Artikel 16
16.1
Behoudens beperkingen volgens deze statuten is het Bestuur belast met het besturen van de Vennootschap. Daaronder is in ieder geval begrepen het bepalen van het beleid en de strategie van de Vennootschap. Bij de vervulling van hun taak richten de Bestuurders zich naar het belang van de Vennootschap en de met haar verbonden onderneming.
16.2
Het Bestuur stelt een Bestuursreglement op met betrekking tot zijn organisatie, besluitvorming en andere interne zaken, met inachtneming van deze statuten. Bij de vervulling van hun taak handelen de Bestuurders overeenkomstig het Bestuursreglement.
16.3
De Bestuurders kunnen bij of krachtens het Bestuursreglement of anderszins op grond van besluitvorming van het Bestuur hun taken onderling verdelen, met dien verstande dat:
a.
de Uitvoerende Bestuurders belast zijn met de dagelijkse gang van zaken van de Vennootschap;
b.
de taak om toezicht te houden op de taakuitoefening door Bestuurders niet door een taakverdeling kan worden ontnomen aan de Niet Uitvoerende Bestuurders;
c.
de Voorzitter een Niet Uitvoerende Bestuurder moet zijn; en
d.
het doen van voordrachten voor benoeming van een Bestuurder en het vaststellen van de bezoldiging van de Uitvoerende Bestuurders niet aan een Uitvoerende Bestuurder kan worden toebedeeld.
16.4
Het Bestuur kan schriftelijk bepalen, bij of krachtens het Bestuursreglement of anderszins op grond van besluitvorming van het Bestuur, dat een of meer Bestuurders rechtsgeldig kunnen besluiten omtrent zaken die tot zijn respectievelijk hun taak behoren.
16.5
Het Bestuur stelt de commissies in die de Vennootschap verplicht is te hebben en voorts zodanige commissies als het Bestuur passend acht. Het Bestuur stelt reglementen op (en/of stelt regels vast in het Bestuursreglement) met betrekking tot de organisatie, besluitvorming en andere interne zaken betreffende zijn commissies.
16.6
Het Bestuur kan de rechtshandelingen zoals bedoeld in artikel 2:94 lid 1 BW verrichten

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zonder voorafgaande goedkeuring van de Algemene Vergadering.

BESTUUR - BESLUITVORMING

Artikel 17
17.1
Onverminderd het bepaalde in Artikel 17.5, heeft iedere Bestuurder een stem in de besluitvorming van het Bestuur.
17.2
Een Bestuurder kan voor de beraadslaging en besluitvorming van het Bestuur worden vertegenwoordigd door een andere Bestuurder die daartoe een schriftelijke volmacht heeft.
17.3
Besluiten van het Bestuur worden, ongeacht of dit in een vergadering of anderszins geschiedt, met Volstrekte Meerderheid genomen tenzij het Bestuursreglement anders bepaalt.
17.4
Ongeldige stemmen, blanco stemmen en stemonthoudingen worden geacht niet te zijn uitgebracht. Bij de vaststelling in hoeverre Bestuurders aanwezig of vertegenwoordigd zijn in een vergadering van het Bestuur, worden Bestuurders die een ongeldige of blanco stem hebben uitgebracht of die zich hebben onthouden van stemmen wel meegerekend.
17.5
Ingeval van een staking van stemmen in het Bestuur, heeft de Voorzitter een doorslaggevende stem, mits er ten minste drie Bestuurders in functie zijn. In andere gevallen komt het betreffende besluit niet tot stand.
17.6
De Uitvoerende Bestuurders nemen niet deel aan de besluitvorming over:
a.
het vaststellen van de bezoldiging van Uitvoerende Bestuurders; en
b.
de verlening van de opdracht tot onderzoek van de jaarrekening aan een accountant indien de Algemene Vergadering niet tot opdrachtverlening is overgegaan.
17.7
Een Bestuurder neemt niet deel aan de beraadslaging en besluitvorming van het Bestuur indien hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de Vennootschap en de met haar verbonden onderneming. Wanneer hierdoor geen besluit door het Bestuur kan worden genomen, kan het besluit niettemin worden genomen door het Bestuur alsof geen van de Bestuurders een tegenstrijdig belang heeft zoals bedoeld in de vorige volzin.
17.8
Vergaderingen van het Bestuur kunnen middels audio-communicatiefaciliteiten worden gehouden tenzij een Bestuurder daartegen bezwaar maakt.
17.9
Besluiten van het Bestuur kunnen, in plaats van in een vergadering, schriftelijk worden genomen, mits alle Bestuurders bekend zijn met het te nemen besluit en geen van hen tegen deze wijze van besluitvorming bezwaar maakt. De Artikelen 17.1 tot en met 17.6 zijn van overeenkomstige toepassing.
17.10
Aan de goedkeuring van de Algemene Vergadering zijn onderworpen de besluiten van het Bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de Vennootschap of de onderneming, waaronder in ieder geval:
a.
overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;
b.
het aangaan of verbreken van duurzame samenwerking van de Vennootschap of een Dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van

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ingrijpende betekenis is voor de Vennootschap; en
c.
het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste een derde van het bedrag van de activa volgens de balans met toelichting of, indien de Vennootschap een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de Vennootschap, door haar of een Dochtermaatschappij.
17.11
Het ontbreken van de goedkeuring van de Algemene Vergadering op een besluit als bedoeld in Artikel 17.10 leidt tot nietigheid van het betreffende besluit op grond van artikel 2:14 lid 1 BW, maar tast de vertegenwoordigingsbevoegdheid van het Bestuur of de Bestuurders niet aan.

BESTUUR - BEZOLDIGING

Artikel 18
18.1
Het beleid op het terrein van bezoldiging van het Bestuur wordt vastgesteld door de Algemene Vergadering met inachtneming van de relevante wettelijke vereisten.
18.2
De bezoldiging van Bestuurders wordt, met inachtneming van het beleid bedoeld in Artikel 18.1, vastgesteld door het Bestuur.
18.3
Het Bestuur legt ten aanzien van regelingen voor de bezoldiging van het Bestuur in de vorm van aandelen of rechten tot het nemen van aandelen een voorstel ter goedkeuring voor aan de Algemene Vergadering. In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen aan het Bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging. Het ontbreken van de goedkeuring van de Algemene Vergadering tast de vertegenwoordigingsbevoegdheid niet aan.

BESTUUR - VERTEGENWOORDIGING

Artikel 19
19.1
Het Bestuur vertegenwoordigt de Vennootschap.
19.2
De bevoegdheid tot vertegenwoordiging van de Vennootschap komt mede toe aan de CEO zelfstandig, alsmede aan iedere andere twee gezamenlijk handelende Uitvoerende Bestuurders.
19.3
De Vennootschap kan voorts worden vertegenwoordigd door een houder van een daartoe strekkende volmacht. Indien de Vennootschap een volmacht verleent aan een natuurlijke persoon kan het Bestuur een geschikte titel toekennen aan die persoon.

VRIJWARING

Artikel 20
20.1
De Vennootschap zal iedere Gevrijwaarde Functionaris vrijwaren tegen en schadeloosstellen voor:
a.
alle door die Gevrijwaarde Functionaris geleden financiële verliezen of schade; en
b.
alle in redelijkheid door die Gevrijwaarde Functionaris betaalde of opgelopen kosten in verband met een dreigende, hangende of afgelopen rechtszaak, (rechts)vordering of juridische procedure van civiele, strafrechtelijke, bestuurlijke of andersoortige aard, formeel of informeel, waarin hij wordt betrokken, voor zover zulks betrekking heeft op zijn huidige of voormalige functie bij de Vennootschap

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en/of een Groepsmaatschappij en steeds voor zover toegelaten onder het toepasselijke recht.

20.2
Aan een Gevrijwaarde Functionaris komt geen vrijwaring toe:
a.
indien een bevoegde rechtbank of arbitragetribunaal heeft vastgesteld dat de handelingen of omissies van die Gevrijwaarde Functionaris die hebben geleid tot de financiële verliezen, schade, kosten, rechtszaak, (recht)vordering of juridische procedure zoals omschreven in Artikel 20.1 van onrechtmatige aard zijn (waaronder begrepen handelingen of omissies die geacht worden opzet, grove schuld, bewuste roekeloosheid en/of serieuze verwijtbaarheid te vormen die toerekenbaar is aan die Gevrijwaarde Functionaris) en die Gevrijwaarde Functionaris niet, of niet langer, de mogelijkheid heeft om daartegen beroep of cassatie in te stellen;
b.
voor zover diens financiële verliezen, schade en kosten gedekt worden onder een verzekering en de betreffende verzekeraar die financiële verliezen, schade en kosten heeft betaald of vergoed (of onherroepelijk heeft toegezegd dat te zullen doen);
c.
met betrekking tot procedures die door die Gevrijwaarde Functionaris tegen de Vennootschap worden ingesteld, behoudens procedures die worden ingesteld teneinde vrijwaring te vorderen die hem toekomt op grond van deze statuten, op grond van een door het Bestuur goedgekeurde overeenkomst tussen die Gevrijwaarde Functionaris en de Vennootschap of op grond van een verzekering die door de Vennootschap ten behoeve van die Gevrijwaarde Functionaris is afgesloten; of
d.
voor financiële verliezen, schade of kosten die zijn geleden of gemaakt in verband met het schikken van een procedure zonder de voorafgaande goedkeuring van de Vennootschap.
20.3
Het Bestuur kan aanvullende voorwaarden, vereisten en beperkingen stellen aan de vrijwaring zoals bedoeld in Artikel 20.1.

ALGEMENE VERGADERING - OPROEPEN EN HOUDEN VAN VERGADERINGEN

Artikel 21
21.1
Jaarlijks wordt ten minste een Algemene Vergadering gehouden. Deze jaarlijkse Algemene Vergadering wordt gehouden binnen zes maanden na afloop van het boekjaar van de Vennootschap.
21.2
Een Algemene Vergadering wordt voorts gehouden:
a.
binnen drie maanden nadat het voor het Bestuur aannemelijk is dat het eigen vermogen van de Vennootschap is gedaald tot een bedrag gelijk aan of lager dan de helft van het gestorte en opgevraagde deel van het kapitaal, ter bespreking van zo nodig te nemen maatregelen; en
b.
zo dikwijls als het Bestuur daartoe besluit.
21.3
Onverminderd het bepaalde in Artikel 21.4, worden Algemene Vergaderingen gehouden in de plaats waar de Vennootschap haar statutaire zetel heeft of in Amsterdam, Arnhem, Assen, 's-Gravenhage, Haarlem, 's-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht of Zwolle.
21.4
Indien en wanneer toegestaan onder toepasselijk recht, mogen degenen die de Algemene

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Vergadering bijeen roepen tevens besluiten of (en zo ja, onder welke voorwaarden) de Algemene Vergadering tevens of uitsluitend toegankelijk is langs elektronische weg. In dat geval, zullen verwijzingen in deze statuten naar het bijwonen van de Algemene Vergadering tevens inhouden deelname langs elektronische weg en zal Artikel 23.2, met uitzondering van de eerste zin van Artikel 23.2, van overeenkomstige toepassing zijn op deelname langs elektronische weg.
21.5
Indien het Bestuur in gebreke is gebleven een Algemene Vergadering zoals bedoeld in de Artikelen 21.1 of 21.2 onderdeel a. te doen houden, kan iedere Vergadergerechtigde door de voorzieningenrechter van de rechtbank worden gemachtigd zelf daartoe over te gaan.
21.6
Een of meer Vergadergerechtigden die gezamenlijk ten minste het daartoe door de wet bepaalde gedeelte van het geplaatste kapitaal van de Vennootschap vertegenwoordigen, kunnen aan het Bestuur en schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen het verzoek richten een Algemene Vergadering bijeen te roepen. Indien het Bestuur niet de nodige maatregelen heeft getroffen, opdat de Algemene Vergadering binnen de betreffende wettelijke periode na het verzoek kon worden gehouden, kunnen de verzoekende Vergadergerechtigde(n) door de voorzieningenrechter van de rechtbank op zijn/hun verzoek worden gemachtigd tot de bijeenroeping van een Algemene Vergadering.
21.7
Een onderwerp, waarvan de behandeling schriftelijk is verzocht door een of meer Vergadergerechtigden die alleen of gezamenlijk ten minste het daartoe door de wet bepaalde gedeelte van het geplaatste kapitaal van de Vennootschap vertegenwoordigen, wordt opgenomen in de oproeping of op dezelfde wijze aangekondigd indien de Vennootschap het met redenen omklede verzoek of een voorstel voor een besluit niet later dan op de zestigste dag voor die van de Algemene Vergadering heeft ontvangen.
21.8
Vergadergerechtigden die hun rechten zoals omschreven in de Artikelen 21.6 en 21.7 willen uitoefenen, zijn verplicht om daaromtrent eerst in overleg te treden met het Bestuur. Wanneer de voorgenomen uitoefening van die rechten kan leiden tot wijziging van de strategie van de Vennootschap, waaronder begrepen door het ontslag van een of meer Bestuurders, wordt het Bestuur in de gelegenheid gesteld een redelijke termijn in te roepen om hierop te reageren met inachtneming van de toepasselijke bepalingen van de Nederlandse wet en de Nederlandse Corporate Governance Code. De desbetreffende Vergadergerechtigde(n) zijn verplicht een dergelijke door het Bestuur ingeroepen responstijd te respecteren. Dit Artikel 21.8 doet geen afbreuk aan enig recht van de Vennootschap of het Bestuur omtrent het inroepen van enige gelijksoortige periode of bedenktijd.
21.9
De oproeping van een Algemene Vergadering geschiedt met inachtneming van de betreffende wettelijke minimale oproepingstermijn.
21.10
Tot de Algemene Vergadering worden alle Vergadergerechtigden opgeroepen overeenkomstig het toepasselijke recht. De aandeelhouders kunnen worden opgeroepen tot de Algemene Vergadering door middel van oproepingsbrieven gericht aan de adressen van die aandeelhouders overeenkomstig Artikel 5.5. De vorige volzin doet geen afbreuk aan de mogelijkheid om een oproeping langs elektronische weg toe te zenden overeenkomstig

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artikel 2:113 lid 4 BW.

ALGEMENE VERGADERING - PROCEDURELE REGELS

Artikel 22
22.1
De Algemene Vergadering wordt voorgezeten door een van de volgende personen, met inachtneming van de onderstaande volgorde:
a.
door de Voorzitter, indien er een Voorzitter is en hij aanwezig is op de Algemene Vergadering;
b.
door de vice-Voorzitter, indien er een vice-Voorzitter is en hij aanwezig is op de Algemene Vergadering;
c.
door de CEO, indien er een CEO is en hij aanwezig is op de Algemene Vergadering;
d.
door een andere Bestuurder die door de op de Algemene Vergadering aanwezige Bestuurders uit hun midden wordt gekozen; of
e.
door een andere door de Algemene Vergadering aangewezen persoon.

De persoon die de Algemene Vergadering zou voorzitten op grond van de onderdelen a. tot en met d. kan een andere persoon aanwijzen om, in zijn plaats, de Algemene Vergadering voor te zitten.

22.2
De voorzitter van de Algemene Vergadering wijst een andere op de Algemene Vergadering aanwezige persoon aan om als secretaris op te treden en de verhandelingen op de Algemene Vergadering te notuleren. De notulen van een Algemene Vergadering worden vastgesteld door de voorzitter van die Algemene Vergadering of door het Bestuur. Indien een proces-verbaal-akte van de verhandelingen wordt opgesteld door een notaris, hoeven er geen notulen te worden opgesteld. Iedere Bestuurder kan opdracht geven aan een notaris om een dergelijke proces-verbaal-akte op te stellen op kosten van de Vennootschap.
22.3
De voorzitter van de Algemene Vergadering beslist over de toelating tot de Algemene Vergadering van personen anders dan:
a.
de personen die Vergaderrecht hebben in die Algemene Vergadering, of hun gevolmachtigden; en
b.
zij die op andere gronden een wettelijk recht hebben om die Algemene Vergadering bij te wonen.
22.4
De houder van een schriftelijke volmacht van een Vergadergerechtigde die het recht heeft om een Algemene Vergadering bij te wonen, wordt slechts tot die Algemene Vergadering toegelaten indien de volmacht door de voorzitter van die Algemene Vergadering aanvaardbaar wordt geacht.
22.5
De Vennootschap kan verlangen dat een persoon, voordat hij wordt toegelaten tot een Algemene Vergadering, zichzelf door middel van een geldig paspoort of rijbewijs identificeert en/of wordt onderworpen aan zodanige veiligheidsmaatregelen als de Vennootschap onder de gegeven omstandigheden passend acht. Aan personen die niet aan deze vereisten voldoen, mag de toegang tot de Algemene Vergadering worden geweigerd.
22.6
De voorzitter van de Algemene Vergadering heeft het recht om een persoon uit de Algemene Vergadering te zetten indien hij meent dat die persoon het ordelijk verloop van de Algemene Vergadering verstoort.

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22.7
De Algemene Vergadering mag in een andere taal dan het Nederlands worden gevoerd indien daartoe wordt besloten door de voorzitter van de Algemene Vergadering.
22.8
De voorzitter van de Algemene Vergadering mag de spreektijd van de op de Algemene Vergadering aanwezige personen, alsmede het aantal vragen dat zij mogen stellen, beperken met het oog op het waarborgen van het ordelijk verloop van de Algemene Vergadering. Voorts mag de voorzitter van de Algemene Vergadering de vergadering verdagen indien hij meent dat daarmee het ordelijk verloop van de Algemene Vergadering wordt gewaarborgd.

ALGEMENE VERGADERING - UITOEFENING VAN VERGADER- EN STEMRECHT

Artikel 23
23.1
Iedere Vergadergerechtigde is bevoegd, in persoon of bij een schriftelijk gevolmachtigde, de Algemene Vergaderingen bij te wonen, daarin het woord te voeren en, indien van toepassing, het stemrecht uit te oefenen. Houders van onderaandelen tezamen uitmakende het bedrag van een aandeel oefenen deze rechten gezamenlijk uit, hetzij door een van hen, hetzij door een schriftelijk gevolmachtigde.
23.2
Het Bestuur kan besluiten dat iedere Vergadergerechtigde bevoegd is om, in persoon of bij een schriftelijk gevolmachtigde, door middel van een elektronisch communicatiemiddel aan de Algemene Vergadering deel te nemen, daarin het woord te voeren en, indien van toepassing, het stemrecht uit te oefenen. Voor de toepassing van de vorige volzin is vereist dat de Vergadergerechtigde via het elektronisch communicatiemiddel kan worden geïdentificeerd, rechtstreeks kan kennisnemen van de verhandelingen op de Algemene Vergadering en, indien van toepassing, het stemrecht kan uitoefenen. Het Bestuur kan voorwaarden stellen aan het gebruik van het elektronisch communicatiemiddel, mits deze voorwaarden redelijk en noodzakelijk zijn voor de identificatie van de Vergadergerechtigde en de betrouwbaarheid en veiligheid van de communicatie. Dergelijke voorwaarden worden bij de oproeping bekend gemaakt.
23.3
Voorts kan het Bestuur besluiten dat stemmen die voorafgaand aan de Algemene Vergadering via een elektronisch communicatiemiddel of bij brief worden uitgebracht gelijk worden gesteld met stemmen die ten tijde van de Algemene Vergadering worden uitgebracht. Deze stemmen worden niet eerder uitgebracht dan de Registratiedatum.
23.4
Voor de toepassing van de Artikelen 23.1 tot en met 23.3, hebben als stem- of Vergadergerechtigde te gelden zij die op de Registratiedatum die rechten hebben en als zodanig zijn ingeschreven in een door het Bestuur aangewezen register, ongeacht wie ten tijde van de Algemene Vergadering de rechthebbenden op de aandelen of certificaten zijn. Tenzij Nederlands recht anders vereist, is het Bestuur vrij om bij de oproeping tot een Algemene Vergadering te bepalen of de vorige volzin van toepassing is.
23.5
Iedere Vergadergerechtigde dient de Vennootschap schriftelijk kennis te geven van zijn identiteit en van zijn voornemen om de Algemene Vergadering bij te wonen. Deze kennisgeving moet door de Vennootschap uiterlijk op de zevende dag voor die van de Algemene Vergadering zijn ontvangen, tenzij bij de oproeping van die Algemene Vergadering anders is bepaald. Aan Vergadergerechtigden die niet aan dit vereiste hebben voldaan, mag de toegang tot de Algemene Vergadering worden geweigerd.

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ALGEMENE VERGADERING - BESLUITVORMING

Artikel 24
24.1
Ieder aandeel geeft het recht om één stem op de Algemene Vergadering uit te brengen. Onderaandelen, voor zover die er zijn, die tezamen het bedrag van een aandeel uitmaken worden met een zodanig aandeel gelijkgesteld.
24.2
Voor een aandeel dat toebehoort aan de Vennootschap of aan een Dochtermaatschappij kan in de Algemene Vergadering geen stem worden uitgebracht; evenmin voor een aandeel waarvan een hunner de certificaten houdt. Vruchtgebruikers en pandhouders van aandelen die aan de Vennootschap en haar Dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik of pandrecht was gevestigd voordat het aandeel aan de Vennootschap of een Dochtermaatschappij toebehoorde. De Vennootschap of een Dochtermaatschappij kan geen stem uitbrengen voor een aandeel waarop zij een recht van vruchtgebruik of een pandrecht heeft.
24.3
Tenzij een grotere meerderheid is voorgeschreven door de wet of deze statuten, worden alle besluiten van de Algemene Vergadering genomen met Volstrekte Meerderheid. Indien de wet een grotere meerderheid voorschrijft voor besluiten van de Algemene Vergadering en de statuten een lagere meerderheid mogen bepalen, zullen die besluiten met de laagst mogelijke meerderheid worden genomen, voor zover elders in deze statuten niet uitdrukkelijk anders is bepaald.
24.4
Indien de Vennootschap ingevolge het toepasselijke effectenrecht of toepasselijke beursregels onderworpen is aan het vereiste dat de Algemene Vergadering bepaalde besluiten slechts kan nemen indien een bepaald gedeelte van het geplaatste kapitaal van de Vennootschap vertegenwoordigd is op die Algemene Vergadering, dan geldt, onverminderd enige bepaling van dwingend Nederlands recht en hogere quorumvereisten bepaald in deze statuten, voor dergelijke besluiten een zodanig quorum als bepaald onder dergelijke effectenrecht of dergelijke beursegels en kan een nieuwe vergadering als bedoeld in artikel 2:120 lid 3 BW niet worden bijeengeroepen.
24.5
Ongeldige stemmen, blanco stemmen en stemonthoudingen worden geacht niet te zijn uitgebracht. Bij de vaststelling in hoeverre het geplaatste kapitaal vertegenwoordigd is op een Algemene Vergadering, worden aandelen waarop een ongeldige of blanco stem is uitgebracht en aandelen waarop een stem is onthouden wel meegerekend.
24.6
Ingeval van een staking van stemmen in de Algemene Vergadering, komt het betreffende besluit niet tot stand.
24.7
De voorzitter van de Algemene Vergadering bepaalt de wijze van stemmen en de stemprocedure op de Algemene Vergadering.
24.8
Het in de Algemene Vergadering uitgesproken oordeel van de voorzitter van die Algemene Vergadering omtrent de uitslag van een stemming is beslissend. Wordt onmiddellijk na het uitspreken van het oordeel van de voorzitter de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats, indien de meerderheid van de Algemene Vergadering of, indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, een stemgerechtigde aanwezige dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de

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oorspronkelijke stemming.
24.9
Het Bestuur houdt van de genomen besluiten aantekening. De aantekeningen liggen ten kantore van de Vennootschap ter inzage van de Vergadergerechtigden. Aan ieder van dezen wordt desgevraagd afschrift of uittreksel van deze aantekeningen verstrekt tegen ten hoogste de kostprijs.
24.10
Besluitvorming van aandeelhouders kan op andere wijze dan in een vergadering geschieden, tenzij met medewerking van de Vennootschap certificaten van aandelen zijn uitgegeven. Zulk een besluitvorming is slechts mogelijk met algemene stemmen van de stemgerechtigde aandeelhouders. De stemmen worden schriftelijk uitgebracht en kunnen langs elektronische weg worden uitgebracht.
24.11
De Bestuurders hebben als zodanig in de Algemene Vergaderingen een raadgevende stem.

ALGEMENE VERGADERING - BIJZONDERE BESLUITEN

Artikel 25
25.1
De Algemene Vergadering kan de volgende besluiten slechts nemen op voorstel van het Bestuur:
a.
de uitgifte van aandelen of het verlenen van rechten tot het nemen van aandelen;
b.
het beperken of uitsluiten van het voorkeursrecht;
c.
het doen van een aanwijzing of het verlenen van een machtiging zoals bedoeld in de Artikelen 6.1, 7.5 respectievelijk 10.2;
d.
het verminderen van het geplaatste kapitaal van de Vennootschap;
e.
het doen van een uitkering op de gewone aandelen ten laste van de winst of reserves van de Vennootschap;
f.
het doen van een uitkering in de vorm van aandelen in het kapitaal van de Vennootschap of in natura, in plaats van in geld;
g.
het wijzigen van deze statuten;
h.
het aangaan van een fusie of splitsing;
i.
het geven van opdracht aan het Bestuur tot het doen van aangifte tot faillietverklaring van Vennootschap; en
j.
de ontbinding van de Vennootschap.
25.2
Een onderwerp dat is opgenomen in de oproeping of op dezelfde wijze is aangekondigd door of op verzoek van een of meer Vergadergerechtigden op grond van de Artikelen 21.6 en/of 21.7 wordt niet geacht te zijn voorgesteld door het Bestuur voor de toepassing van Artikel 25.1, tenzij het Bestuur uitdrukkelijk aangeeft de behandeling van dat onderwerp te steunen in de agenda van de betreffende Algemene Vergadering of in de toelichting daarop.

VERSLAGGEVING - BOEKJAAR, JAARREKENING EN BESTUURSVERSLAG

Artikel 26
26.1
Het boekjaar van de Vennootschap is gelijk aan het kalenderjaar.
26.2
Jaarlijks binnen de betreffende wettelijke termijn maakt het Bestuur de jaarrekening en het bestuursverslag op en legt het deze voor de aandeelhouders ter inzage ten kantore van de Vennootschap.
26.3
De jaarrekening wordt ondertekend door de Bestuurders. Ontbreekt de ondertekening van

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een of meer hunner, dan wordt daarvan onder opgave van reden melding gemaakt.
26.4
De Vennootschap zorgt dat de opgemaakte jaarrekening, het bestuursverslag en de krachtens artikel 2:392 lid 1 BW toe te voegen gegevens vanaf de oproep voor de Algemene Vergadering, bestemd tot hun behandeling, te haren kantore aanwezig zijn. De Vergadergerechtigden kunnen de stukken aldaar inzien en er kosteloos een afschrift van verkrijgen.
26.5
De jaarrekening wordt vastgesteld door de Algemene Vergadering.

VERSLAGGEVING - ACCOUNTANTSONDERZOEK

Artikel 27
27.1
De Algemene Vergadering verleent opdracht tot onderzoek van de jaarrekening aan een externe accountant zoals bedoeld in artikel 2:393 BW. Gaat de Algemene Vergadering daartoe niet over, dan is het Bestuur bevoegd.
27.2
De opdracht kan worden ingetrokken door de Algemene Vergadering en door degene die haar heeft verleend. De opdracht kan enkel worden ingetrokken om gegronde redenen; daartoe behoort niet een meningsverschil over methoden van verslaggeving of controlewerkzaamheden.

UITKERINGEN - ALGEMEEN

Artikel 28
28.1
Een uitkering kan slechts worden gedaan voor zover het eigen vermogen van de Vennootschap groter is dan het bedrag van het gestorte en opgevraagde deel van haar kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden.
28.2
Het Bestuur kan besluiten om een tussentijdse uitkering te doen, indien aan het vereiste van Artikel 28.1 is voldaan blijkens een tussentijdse vermogensopstelling die is opgesteld overeenkomstig artikel 2:105 lid 4 BW.
28.3
Uitkeringen worden gedaan naar evenredigheid van het totale nominale bedrag van de aandelen.
28.4
De gerechtigden tot een uitkering zijn de betreffende aandeelhouders, vruchtgebruikers en pandhouders, naargelang het geval, op een daartoe door het Bestuur te bepalen datum. Deze datum zal niet eerder zijn dan de datum waarop de uitkering wordt aangekondigd.
28.5
De Algemene Vergadering kan besluiten, met inachtneming van Artikel 25, dat een uitkering, in plaats van in geld, geheel of deels wordt gedaan in de vorm van aandelen in het kapitaal van de Vennootschap of in natura.
28.6
Een uitkering wordt betaalbaar gesteld op een door het Bestuur te bepalen datum en, indien het een uitkering in geld betreft, in een of meer door het Bestuur te bepalen valuta's. Indien het een uitkering in natura betreft, bepaalt het Bestuur welke waarde aan die uitkering wordt toegekend voor de boekhoudkundige verwerking daarvan door de Vennootschap met inachtneming van het toepasselijke recht (waaronder begrepen de van toepassing zijnde boekhoudmethodes).
28.7
Een vordering tot betaling van een uitkering vervalt na verloop van vijf jaren nadat de uitkering betaalbaar werd gesteld.
28.8
Bij de berekening van het bedrag of de verdeling van een uitkering tellen de aandelen die

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de Vennootschap in haar kapitaal houdt niet mee. Aan de Vennootschap wordt geen uitkering gedaan op door haar gehouden aandelen in haar kapitaal.

UITKERINGEN - RESERVES

Artikel 29
29.1
Alle door de Vennootschap aangehouden reserves zijn uitsluitend verbonden aan de gewone aandelen.
29.2
De Algemene Vergadering is bevoegd om te besluiten tot het doen van een uitkering ten laste van de reserves van de Vennootschap met inachtneming van Artikel 25.
29.3
Het Bestuur kan besluiten om op aandelen te storten bedragen ten laste te brengen van de reserves van de Vennootschap, ongeacht of die aandelen worden uitgegeven aan bestaande aandeelhouders.

UITKERINGEN - WINST

Artikel 30
30.1
Met inachtneming van Artikel 28.1, wordt de winst die uit de jaarrekening van de Vennootschap over een boekjaar blijkt als volgt en in de onderstaande volgorde aangewend:
a.
het Bestuur bepaalt welk deel van de winst wordt toegevoegd aan de reserves van de Vennootschap; en
b.
met inachtneming van Artikel 25, staat de resterende winst ter beschikking van de Algemene Vergadering voor uitkering op de gewone aandelen.
30.2
Uitkering van winst geschiedt, met inachtneming van Artikel 28.1, na de vaststelling van de jaarrekening waaruit blijkt dat zij geoorloofd is.

ONTBINDING EN VEREFFENING

Artikel 31
31.1
Indien de Vennootschap wordt ontbonden, geschiedt de vereffening door het Bestuur, tenzij de Algemene Vergadering anders bepaalt.
31.2
Tijdens de vereffening blijven deze statuten zoveel mogelijk van kracht.
31.3
Voor zover enig vermogen resteert na de betaling van alle schulden van de Vennootschap, wordt dat vermogen uitgekeerd aan de aandeelhouders:
31.4
Nadat de Vennootschap heeft opgehouden te bestaan, worden haar boeken, bescheiden en andere gegevensdragers bewaard gedurende de wettelijk voorgeschreven termijn door degene die daartoe in het besluit van de Algemene Vergadering tot ontbinding van de Vennootschap is aangewezen. Indien de Algemene Vergadering een dergelijke persoon niet heeft aangewezen, zullen de vereffenaars daartoe overgaan.

FEDERAAL FORUMBEDING

Artikel 32

Het enige en exclusieve forum voor een klacht waaronder een rechtsvordering wordt ingesteld uit hoofde van de Amerikaanse Securities Act of 1933, zoals gewijzigd, voor zover toegestaan onder het toepasselijke recht, zijn de federale arrondissementsrechtbanken (federal district courts) van de Verenigde Staten van Amerika.

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